FOR IMMEDIATE RELEASE
March 31, 2010

Forbes Medi-Tech Announces Financial Results for the Year ended December 31, 2009
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VANCOUVER, BC – Forbes Medi-Tech Inc. (PINK SHEETS:FMTI) (“Forbes” or “Company”) today announced its financial results for the year ended December 31, 2009.  All amounts are in Canadian dollars unless otherwise noted.

This press release contains the condensed financial statements derived from the audited consolidated financial statements for the year ended December 31, 2009 and 2008. More detailed information can be found in the full audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2009, which are being filed with the applicable Canadian and U.S. regulatory authorities.

SIGNIFICANT EVENTS 2009/2010

NASDAQ
In January 2009, the Company announced that NASDAQ had extended its suspension of the bid price and market value of publicly held shares requirements. Additional extensions were announced by NASDAQ on March 23, 2009 and July 13, 2009. As a result of these extensions, the Company’s compliance deadline was extended to January 4, 2010.

In January 2010, the Company received a Nasdaq Staff Deficiency Letter indicating that it did not meet the NASDAQ listing standard. On January 14, 2010 the Company announced that it had filed a notice of appeal to a NASDAQ Hearings Panel.  On February 16, 2010 the Company received notice that the Panel had reviewed its appeal and had determined to delist the Company’s common shares from The NASDAQ Stock Market, effective with the open of business on February 18, 2010.

The Company was advised by Pink OTC Markets Inc, which operates an electronic quotation service for securities traded over-the-counter, commonly known as the Pink Sheets, that its common shares were immediately eligible for quotation effective with the open of business on February 18, 2010.  The Company’s common shares common shares continue to trade under the symbol FMTI.

TSX
In January 2009, the Company received notice from the Toronto Stock Exchange ("TSX"), indicating that the TSX was reviewing the eligibility of the Company’s common shares for continued listing on the TSX. In August 2009 the Company received notice from the TSX that its common shares would be delisted at close of market on September 11, 2009. The delisting decision announced by the TSX related to Forbes’ market capitalization, which had fallen below the designated minimum TSX threshold for continued listing.

Deans Knight Offering/ Reorganization
In February 2009, the Company’s old subsidiary, Old Forbes, retained GMP Securities L.P. and a syndicate of agents in connection with an offering of its Voting Common Shares to the public (the "Offering").   Old Forbes changed its name to Deans Knight Income Corporation (“Deans Knight”). Deans Knight filed a final prospectus relating to the Offering of these securities and on March 18, 2009, the Offering was completed with Deans Knight issuing 10,036,890 Voting Common Shares at a price of $10 per share for gross proceeds of $100,368,900. As a requirement of the closing of the Offering, the holder of the convertible debenture issued by Old Forbes exercised the conversion feature of the Convertible Debenture.

On March 18, 2009, as a result of the completion of the Offering and the conversion of the convertible debenture, the Company’s ownership in Deans Knight was diluted from 100% to approximately 1%. This loss of control resulted in a dilution gain of approximately $4,148,000. The Company’s remaining interest in Deans Knight was valued at approximately $789,000 which was disposed of in April 2009, to the original investor, for proceeds of $789,000.

Reducol ™
In June 2009, the Company announced that it had extended its supply and licensing contract with Pharmavite LLC until mid 2010 for the continued sale of Reducol ™.

In October 2009, the Company announced that the European Union had approved a health claim for plant sterols in free or esterified form.

In December 2009, the Company announced the launch of Del Monte Heart Smart Pineapple Juice containing Reducol™ in the Philippines.

FINANCIAL RESULTS

The December 31, 2009 consolidated operating results include the results of the Company, its wholly-owned subsidiaries, Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd.

Summary: (thousands of $ except per share values and number of shares)	Year ended December 31, 2009		Year ended December 31, 2008	Year ended December 31, 2007

Sales-phytosterol products		$4,264	$7,108	$7,717
Sales-finished goods		360	732	1,130
Licensing		2	4	57
Phytosterol revenues		4,626	7,844	8,904
Cost of sales		(4,230)	(6,713)	(8,664)
Change in inventory and purchase commitment allowances		852	(830)	(491)
		1,248	301	(251)
Expenses		(4,633)	(7,643)	(9,847)
Other income		4,277	169	364
Income / (loss) from continuing operations		892	(7,173)	(9,734)

Income tax (expense) / recovery		(765)	(17)	492
Net income / (loss) from continuing operations		127	(7,190)	(9,242)

Income / (loss) from discontinued operations		―	(463)	(2,441)
Net income / (loss) for the period		$127	$(7,653)	$(11,683)

Weighted average number of shares, basic		4,969,813	4,865,131	4,800,923
Basic income / (loss) per share from continuing operations		$0.03	$(1.48)	$(1.92)
Basic loss per share from discontinued operations	$	―	$(0.09)	$(0.51)
Basic income / (loss) per share		$0.03	$(1.57)	$(2.43)
Weighted average number of shares, diluted		5,032,539	4,865,131	4,800,923
Diluted income / (loss) per share from continuing operations		$0.03	$(1.48)	$(1.92)
Diluted loss per share from discontinued operations		―	$(0.09)	$(0.51)
Diluted income / (loss) per share		$0.03	$(1.57)	$(2.43)

REVENUES / COST OF SALES

Revenue - Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and sterols), and sales through the Forbes-Fayrefield joint venture of finished products containing Reducol™.

Phytosterol revenues for the year ended December 31, 2009 totaled $4,626,000 compared with $7,844,000 for the year ended December 31, 2008. The decreases are primarily due to re-alignment of inventories by one of the Company’s major customers in the first six months of 2009. This customer returned to its prior purchasing patterns in the second half of 2009.  Also, the Company’s sales to its European customers have shown a decrease, primarily due to the effect of the economic downturn. In addition, sales by Forbes-Fayrefield of finished products to key European markets also decreased, in part as a result of a switch from revenue to commission based sales. As a result of these events this year’s revenues were significantly below the Company’s prior year’s level.

Cost of Sales (“Cost of Sales”) Cost of Sales for the year ended December 31, 2009 totaled $ 4,230,000 on phytosterol sales of $4,624,000, resulting in a 9% gross margin percentage, for the year ended December 31, 2008 totaled $6,713,000 on phytosterol sales of $7,840,000, resulting in a 14% gross margin percentage.  The decrease in the gross margin percentage was primarily due to selling higher cost product offset by favorable exchange rates.

Inventory and purchase commitment allowances for the year ended December 31, 2009, resulted in a net favourable adjustment of $(852,000).  This amount is attributable to a reversal of $1,424,000 of prior year provision for losses on future purchase commitments offset by recognition $572,000 of inventory valuation reserves on excess inventories.

Other Income Other Income for the year ended December 31, 2009 resulted primarily from one time gain related to the completion of the Deans Knight Offering and conversion of the convertible debenture.  These events resulted in our recognition of a gain of approximately $4,148,000.

LIQUIDITY, CAPITAL RESOURCES AND GOING CONCERN

Cash, cash equivalents and working capital Net cash and cash equivalents as of December 31, 2009 totaled $1,329,000 compared with $1,377,000 as at December 31, 2008.  The Company had working capital of $3,960,000 at December 31, 2009 (December 31, 2008 – working capital $3,531,000).

Cash used in continuing operating activities Cash used in continuing operating activities was $837,000 in fiscal 2009, compared to $7,934,000 in fiscal 2008 and $10,101,000 in fiscal 2007.

Investing activities  Investing activities in the year ended December 31, 2009 realized $789,000 which is attributable to the disposition of the investment in Deans Knight. Cash realized from investing activities in the year ended December 31, 2008 was $1,116,000 resulting primarily from the proceeds of $1,017,000 realized on the disposal of the discontinued pharmaceutical operations. Cash realized from investing activities in the year ended December 31, 2007 was $41,000, relating to proceeds from long-term note receivable offset by the acquisition of capital assets.

Going Concern
The going concern concept assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Certain conditions, discussed below, currently exist which raise substantial doubt about the validity of this assumption.

The Company has sustained continuing operating losses since its formation and at December 31, 2009 had cash of $1,329,000.  The Company’s management is of the view that there are sufficient financial resources to finance operations through the second quarter of 2010.  This view is based on a number of factors and assumptions and includes the assumption that its expenditures will not exceed those currently planned, and that its revenues will meet or exceed its expectations.

The Company’s future operations are completely dependent upon its ability to complete a strategic transaction such as a merger, acquisition, sale of business or other suitable transaction, and/or secure additional funds.  The market for any of these activities for companies such as Forbes has always been challenging.  The outcome of these matters cannot be predicted at this time. Any possible strategic transactions to define the Company’s future may require shareholder approval. If the Company is unable to close on a strategic transaction before it exhausts its available financial resources, then it may be unable to continue operations as a going concern and will have to consider winding up, dissolution or liquidation.

Fiscal Year Ended December 31, 2009 Report

These financial statements were prepared in accordance with Canadian generally accepted accounting principles, and were audited by the Company's auditors, KPMG LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

The audit report of the independent registered public accounting firm incorporated in the Company’s annual report to be filed on Form 20-F with the United States Securities and Exchange Commission  contains a going concern qualification. The Company is making this announcement pursuant to the requirement contained in NASDAQ'S Marketplace Rule 4350(b)(1)(B) to disclose its receipt of an audit opinion that contains such a going concern qualification.

About Forbes Medi-Tech Inc.
Forbes Medi-Tech Inc.  is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally.  Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information, please visit www.forbesmedi.com.

FORWARD LOOKING STATEMENTS
This News Release contains forward-looking statements and forward-looking information concerning anticipated developments in the Company’s business including projected sales and revenues, sufficiency of its capital resources, future financing and M&A transactions, and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “continues”, “developing”, “pursuing”, “seeking”, “expected”, “expectations”, “focus”, “obtaining”,  “anticipated”, “2010”, “potential”, “will”, and similar expressions or variations thereon. Forward-looking statements and information are about the future and are inherently uncertain, and actual results may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital or a suitable M&A transaction, which may not be available in a timely manner or at all and which, if not obtained, would have a material adverse effect on the Company and its ability to continue as a going concern;  the risk of unanticipated expenses and inability to control certain costs; the risk that sales revenue may not meet the Company’s expectations;  the Company’s dependence on its key personnel; the Company’s need for additional customers and the Company’s existing reliance on four customers, including Pharmavite LLC, for performance, and any change in our relationship with these customers may negatively affect our business and sales; the effect of competition; manufacturing risks; the need for future regulatory approvals, which are not assured; product liability, intellectual property and insurance risks; exchange rate fluctuations; and other risks and uncertainties affecting the Company and its business, as contained in its latest Annual Information Form / Form 20-F and other documents filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements or information if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contacts:

David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com

FINANCIAL INFORMATION

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009 and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

FORBES MEDI-TECH INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2009 and 2008
	2009	2008

Assets

Current assets:
Cash and cash equivalents	$1,329,176	$1,376,575
Accounts receivable	946,823	1,446,561
Inventories	2,117,159	5,992,748
Prepaid expenses and deposits	178,287	241,784
	4,571,445	9,057,668

Capital assets	102,813	139,843
Other assets	23,210	18,376

	$4,697,468	$9,215,887

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$546,848	$2,598,488
Income tax liability	―	6,838
Convertible debenture	―	2,856,272
Current portion tenure allowance payable	65,000	65,000
	611,848	5,526,598

Long-term liabilities:
Tax provision	744,000	―
Tenure allowance	913,464	1,005,029
	2,269,312	6,531,627

Equity component of subsidiary’s convertible debenture	―	398,615

Shareholders’ equity:
Share capital	2,720,992	2,720,992
Contributed surplus	10,042,877	10,026,964
Deficit	(10,335,713)	(10,462,311)
	2,428,156	2,285,645

	$4,697,468	$9,215,887

FORBES MEDI-TECH INC.
Consolidated Statements of Operations, Comprehensive Income/ (Loss) and Deficit
(Expressed in Canadian dollars,)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Revenue:
Sales	$4,624,082	$7,839,674	$8,847,117
Licensing	2,168	4,097	57,324
Phytosterol revenues	4,626,250	7,843,771	8,904,441
Cost of sales	4,229,889	6,712,878	8,663,915
Change in inventory and purchase commitment allowances	(852,000)	830,000	491,000
	1,248,361	300,893	(250,474)

Expenses:
General and administrative	3,043,056	5,281,976	4,875,102
Nutraceutical research, development and support	734,232	1,213,554	1,774,932
Marketing, sales and product development	681,498	1,527,766	1,605,985
Depreciation and amortization	37,030	75,584	160,178
Foreign exchange loss (gain)	137,446	(456,027)	1,431,069
	4,633,262	7,642,853	9,847,266
Loss from continuing operations before other income (expenses) and taxes	(3,384,901)	(7,341,960)	(10,097,740)

Other income (expenses):
Gain on dilution of interest in subsidiary	4,147,975	―	―
Interest and other	128,857	168,930	456,924
Impairment charge for capital assets	―	―	(92,848)
	4,276,832	168,930	364,076
Income / (loss) from continuing operations before taxes	891,931	(7,173,030)	(9,733,664)

Income tax recovery / (expense)	(765,333)	(16,538)	491,454

Net income / (loss) from continuing operations for the year	126,598	(7,189,568)	(9,242,210)

Discontinued Operations
Loss from discontinued operations	―	(462,931)	(2,440,918)

Net income / (loss) and comprehensive income / (loss) for the year	126,598	(7,652,499)	(11,683,128)

Deficit, beginning of year	(10,462,311)	(101,269,812)	(89,586,684)
Reduction of deficit and stated share capital	―	98,460,000	―

Deficit, end of year	$(10,335,713)	$(10,462,311)	$(101,269,812)
Weighted average number of common shares outstanding, basic	4,969,813	4,865,131	4,800,923

Basic income / (loss) per share	$0.03	$(1.57)	$(2.43)

Weighted average number of common shares outstanding, diluted	5,032,539	4,865,131	4,800,923

Diluted income / (loss) per share	$0.03	$(1.57)	$(2.43)

FORBES MEDI-TECH INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Cash provided by (used in):
Operations:
Net income / (loss) for the year	$126,598	$(7,652,499)	$(11,683,128)
Adjustment for:

Depreciation and amortization	37,030	86,617	213,007
Stock-based compensation	15,913	151,608	958,324
Accretion of interest	103,728	294,887	―
Loss on disposal of fixed assets	―	73,288	―
Impairment charge for goodwill, intellectual property and capital assets	―	―	759,047
Amortization of deferred license revenues	―	―	(57,324)
Gain on disposal of discontinued operations, net of taxes	―	(767,603)	―
Gain on dilution of interest in subsidiary	(4,147,975)	―	―
Net change in non-cash operating items (note 16)	3,027,947	(119,859)	(290,871)
Net cash used in continuing operations	(836,759)	(7,933,561)	(10,100,945)

Investments:
Proceeds on disposal of short-term investment	789,360	―	―
Net proceeds on disposal of discontinued operations	―	1,016,966	―
Proceeds from long-term note receivable	―	98,559	140,075
Proceeds on disposal of fixed assets	―	10,453	―
Acquisition of property, plant and equipment	―	(9,885)	(98,695)
	789,360	1,116,093	41,380
Financing:
Debenture	―	2,960,000	―
Issuance of common shares	―	―	6,600
	―	2,960,000	6,600

(Decrease) in cash and cash equivalents	(47,399)	(3,857,468)	(10,052,965)

Cash and cash equivalents, beginning of year	1,376,575	5,234,043	15,287,008

Cash and cash equivalents, end of year	$1,329,176	$1,376,575	$5,234,043

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